                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                 ---------------

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
                        UNDER SECTION 12(b) OR 12(g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                      THE FINANCIAL COMMERCE NETWORK, INC.
          -----------------------------------------------------------
           (Exact name of the registrant as specified in its charter)


                                 ---------------
                            (SEC Registration Number)

                NEVADA                                    22-2582276
------------------------------------------      ------------------------------
     (State or other jurisdiction of                   (I.R.S. employer
      Incorporation or Organization)                   identification no.)


            63 Wall Street
            NEW YORK, NY                                    10005
------------------------------------------      ------------------------------
 (Address of principal executive offices)                 (Zip code)

Registrant's Telephone number, including area code      (212) 742-9870
                                                   ------------------------


     Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each class                 Names of each exchange on which
     to be so registered                 each class is to be registered
     -------------------                 ------------------------------


            NONE                                       N/A
     -------------------                 ------------------------------

     Securities to be registered pursuant to Section 12(g) of the Act:

                          COMMON STOCK, $.001 PAR VALUE
               --------------------------------------------------
                                (Title of Class)



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ITEM 1:  BUSINESS

(a)      BUSINESS DEVELOPMENT

         The Company was organized as a corporation in Washington on July 11, 1969. Effective February 16, 1999 the Company effected a 1 for 25 reverse stock split.

         On March 11, 1999, a majority interest in the Company was acquired by a private investor. Subsequently, as set forth below, Alexander, Wescott Holdings, Inc., a Delaware corporation, acquired a controlling interest in the Company in exchange for the sale of its wholly-owned broker-dealer subsidiary. Pursuant to the approval of the Company's shareholders at a Shareholders Meeting held on May 13, 1999, the Company re-incorporated in Nevada effective May 19, 1999. The Company maintains its principal office at 63 Wall Street, New York, New York 10005. The Company did not have any active operations prior to March 11, 1999.

         The Company is developing a comprehensive high-end financial and information services portal on the Internet for accredited investors and institutions. The portal was launched on September 30, 1999. The portal is intended to be fully interactive and will be an expansion on the services presently offered by on-line investment sites such as those provided by Siebert Financial Corp., E*Trade Group and Ameritrade Holding Corp. It is intended that a user of the portal would be afforded many products and services such as on-line trading, block trades, private placements, IPOs, bond offerings, equity research and other matters.

         On March 29, 1999, the Company acquired Alexander, Wescott & Co., Inc. ("ALWC") as a wholly-owned subsidiary. ALWC is a registered broker-dealer with the United States Securities and Exchange Commission (the "SEC") and a member of the National Association of Securities Dealers, Inc. (the "NASD"). ALWC was a wholly-owned subsidiary of Alexander, Wescott Holdings, Inc., a holding company predominately owned by Richard H. Bach, the present chairman and chief executive officer of the Company. The acquisition was in exchange of 13.5 million shares of common stock of The Financial Commerce Network issued to the holding company.

(b)      BUSINESS OF ISSUER

         The Company is developing a comprehensive high-end financial and information services portal on the Internet for accredited investors and institutions. The portal was launched on September 30, 1999. The portal is intended to be fully interactive and will be an expansion on the services presently offered by on-line investment sites such as those provided by Siebert Financial Corp., E*Trade Group and Ameritrade Holding Corp. It is intended that a user of the portal would be afforded many products and services such as on-line trading, block trades, private placements, IPOs, bond offerings, equity research and other matters.

         The Company's comprehensive, financial and information services Web portal is aimed at providing institutional investors and accredited private investors with comprehensive and seamless access to a broad array of informational and transactional services.

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         This fully interactive financial services portal, called 'The Financial
Commerce Network' or TFCN.com, was launched on September 30th, 1999. TFCN.com will be a 'private club,' offering members an array of services typically only available through a private banking relationship.

         Focusing on active, sophisticated investors and capitalizing on the growing popularity of online brokerage, TFCN.com aims to become the single location that provides the most comprehensive mix of informational and transactional services available through the Internet. TFCN.com's new level of services will expand significantly on the offerings currently available through online investment sites such as Wit Capital, Merrill Lynch, E*Trade and Ameritrade and others

         It is anticipated that TFCN.com will become the first online source to offer all the following products and services:

PRODUCTS:

-        Online Prime Brokerage

-        Online trading

-        Online Block trading

-        Self-directed trade routing (if desired)

-        Private Placements

-        IPOs

-        Secondary Offerings

-        Asset Management

-        Foreign Equities

- 'Hedgeworld,' which is an information location containing information concerning hedge funds

-        2-way connections to other broker-dealers, information vendors etc.

SERVICES:

-        Equity Research

-        Analytical tools


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-        Real-time quotes

-        News feeds

- Information concerning news events, merger and acquisition activity in the market, etc.

- Concierge (hotel reservations; theater, concerts and sports tickets etc.)

         It is anticipated that customers will have direct access to market makers and the New York Stock Exchange floor and will be able to execute trades through several different sources while consolidating all transactions in a single prime brokerage account that can be accessed from any location worldwide. It is anticipated that customers will also be able to choose where and how to route their orders, a level of control in trading currently unavailable through normal broker-dealer relationships.

         The Company believes that by merging the convenience and reach of the Internet with the selection and simplicity of a prime brokerage account, TFCN.com will provide a new type of service in online investing. In addition to benefitting from online informational and transactional services, it is anticipated that TFCN.com customers will be able to obtain individualized assistance from a trained team of account managers of the Company, available day and night, and reachable on the site and through a designated toll-free phone number.

         The Company currently has an existing revenue stream through its recent acquisition of ALWC, which continues to operate as a registered broker dealer and which generated in excess of $7 million in revenues in 1998.

         The Company's online services will initially be limited to the following products and services:

-        Trading in listed US Equities

-        Prime Brokerage

-        Private Placements

-        Listed Options

- Limited concierge (hotel reservations; theater, concerts and sports tickets etc.)

         In the future, it is planned that other services will be added, eventually enabling customers to customize their transactional interface with TFCN.com. These products and services will include:

-        Fixed Income trading

-        Derivatives trading

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-        Restricted stock trading

-        IPOs

-        Self-directed trade routing (if desired)

-        Secondary Offerings

-        Asset Management

-        Foreign Equities

-        'Hedgeworld'

-        2-way connections to other broker-dealers, information vendors etc.

SERVICES:

-        Equity Research

-        Analytical tools

-        Real-time quotes

-        News feeds

- Information concerning news events, merger and acquisition activity in the market, etc.

- Expanded concierge (hotel reservations; theater, concerts and sports tickets etc.)

ALEXANDER, WESCOTT & CO, INC.:

         ALWC is presently the principal subsidiary of the Company. It is a full service broker/dealer which provides order execution, block trading and investment banking services. ALWC is registered as a broker/dealer with the Securities and Exchange Commission (SEC), the National Association of Securities Dealers, Inc. (NASD), the Municipal Securities Rulemaking Board (MSRB) and the Securities Investor Protection Corporation (SIPC).

         Richard H. Bach acquired an option to purchase control of ALWC in July 1995 and subsequently exercised his option.

         On March 29, 1999, ALWC was acquired by the Company as a wholly-owned subsidiary. ALWC was a wholly-owned subsidiary of Alexander, Wescott Holdings, Inc., a holding company

                                        5

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predominately owned by Richard H. Bach, the present chairman and chief executive officer of the Company. The acquisition was in exchange of 13.5 million shares of common stock of The Financial Commerce Network issued to the holding company.

         Mr. Bach is the Chairman and Chief Executive Officer of the Company and Chairman of ALWC. Mr. Carl Walston is the President of the Company and President and Chief Executive Officer of ALWC. Mr. Walston joined ALWC in March 1996. Early in his career, he made major contributions to the growth of Walston & Co., Inc., then one of the nation's largest retail securities firms. More recently, he was responsible for portfolio management, credit analysis and fixed income investments for a group of public funds totaling more than $4 billion.

         ALWC's approach to the securities business is similar to a private bank. ALWC believes in looking after the needs of its clients, both institutions and individuals, with the objective of establishing long-term relationships. ALWC's staff of approximately 25 investment professionals, in two offices, provide order execution, block trades and investment banking services. ALWC executes client orders through its trading desk in New York and specializes in block trades and third-market executions.

         The firm assists Small and Micro capitalization companies in raising funds through Private Placements and Bridge Loans. This sector of small, growing businesses has difficulty raising capital and gaining access to "Wall Street".

         ALWC introduces its clients on a fully disclosed basis to Wexford Clearing Services Corporation, a wholly owned, fully guaranteed subsidiary of Prudential Securities Incorporated.

         ALWC TRADING DEPARTMENT: Based in New York City, ALWC's trading desk executes orders for institutional clients and high net worth individuals. The desk also specializes in block trades and third-market executions. The desk executes both buy and sell orders, with the net cost usually being better than the offer on the buy-side and better than the bid on the sell-side. The firm's traders have developed an expertise in trading in the middle of the spread. By trading in the middle of the spread, the department can generate profits while still remaining highly competitive. The firm also operates as a "market maker" in the securities of certain companies. This means that ALWC purchases and sells such securities for the purpose of creating a market for the purchasers and sellers of such securities. ALWC's status as a market maker requires it to maintain a higher minimum net capital, as required under the federal securities laws, than other broker dealers which do not make markets.

         INSTITUTIONAL AND ACCREDITED INVESTOR SALES DEPARTMENT: Located in both of the firm's offices, the sales department is compiled of approximately 10 registered representatives specializing in institutional and private client sales. The firm primarily services clients that qualify as "accredited investors" for the purposes of the federal securities laws. An accredited investor is defined under the federal securities laws as an investor who meets one or more of the following criteria:

         * A natural person whose net worth with his spouse exceeds $1 million;

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         * A natural person who had individual income in excess of $200,000 in each of the two most recent years or joint income with his spouse in excess of $300,000 in each of those years and who reasonably expects to reach the same income level in the current year;

         * A corporation, Massachusetts or similar business trust or partnership or organization described in Section 501(c)(3) of the Internal Revenue Code, with total assets in excess of $5 million;

         * Either (i) a bank as described in Section 3(a)(2) of the Securities Act of 1933, or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Securities Act of 1933 whether acting in its individual or fiduciary capacity, or any broker or dealer registered pursuant to
Section 15 of the Securities Exchange Act of 1934, (ii) an insurance company as defined in Section 2(13) of the Securities Act, (iii) an investment company registered under the Investment Company Act of 1940 or a business development company as defined in Section 2 (a)(48) of such Act, (iv) a Small Business Investment Company licensed by the U.S. Small Business Administration under
Section 301 (c) or (d) of the Small Business Investment Act of 1958, or (v) an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974, if the investment decision is made by a plan fiduciary, as defined in Section 3 (21) of such Act, which plan fiduciary is either a bank, savings and loan association, insurance company or registered investment advisor, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self directed plan, with investment decisions made solely by persons who are accredited investors;

         * A private business development company as defined in Section 202(a)(22) of the Investment Advisors Act of 1940;

         * A director, executive officer or general partner of the Company;

         * A trust, with total assets in excess of $5 million whose purpose is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of Regulation D of the Securities Act; or

         * An entity in which all of the equity owners are accredited investors.

         This department generates a significant percentage of the firm's total revenues via commissions (both agency and principal) on brokerage transactions resulting from the sale of equity and fixed income securities. Many of the firm's clients are institutions, such as fund managers, banks and other broker/dealers, and high net worth individuals. The firm focuses on hiring seasoned brokers with an established book of clients who are located throughout the U.S., Europe and other parts of the world. This reduces both the typical production "start-up" delays associated with inexperienced salesmen and the failure or attrition of those new recruits. Furthermore, by acquiring more seasoned professionals, the firm can service its clients better and increase its production faster with producing salesmen. The firm is currently registered in 40 states, and anticipates being registered in more as it continues to grow.


                                        7

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         CORPORATE FINANCE DEPARTMENT: ALWC's investment banking activities encompass raising capital for small, growing public corporations through Private Placements and Bridge Loans. ALWC's investment banking clients are carefully selected, undervalued firms with strong growth potential. In connection with its investment banking activities, ALWC provides a full compliment of services to its corporate clients. In addition to the public or private financing of a corporate client, these services may include participation in the corporation's active development as an investment banker and consultant generating fee income.

         CLEARING ACCOUNTS AND OPERATIONS: ALWC introduces its clients on a fully disclosed basis to Wexford Clearing Services Corporation, a wholly owned, fully guaranteed subsidiary of Prudential Securities, Inc. The firm chose to clear its business since this results in substituting a variable cost for a fixed cost. ALWC does not hold any funds or securities of its customers and does not directly settle or clear either its own or its customers' securities transactions. Wexford's clearing services include billing and credit control, and receipt, custody and delivery of securities, on a fee basis. These services relieve ALWC from most of the "back office" functions associated with brokerage activities and free the firm from the need and expense of expanding its operations department based in New York, New York.

         COMPETITION

         There are existing entities conducting business and competing with the Company on various levels. Most of them have been in business for a far longer period than the Company and are larger and more established than the Company, such as Merrill Lynch & Co., PaineWebber, W.R. Hambrecht Inc. and Wit Capital. There are also other competing companies that are relatively new to this business, such as DLJDirect, Datek and E*Trade.

         Existing competitors tend to focus on specific product lines or groups of product lines. For the established firms, those services are primarily delivered in person, through the mail or over the telephone. While the Internet provides them with a complimentary communications channel it has a limited product distribution capability in the manner in which such competitors use it. For the newer companies, the Internet has become the primary communication and distribution channel, but these firms tend to focus on a more main stream customer.

         For example, PaineWebber Global Prime Brokerage (WWW.GLOBALPRIMEBROKER.COM) primarily serves institutional customers, providing clearing and custody services, global institutional sales and trading services, bridge financing and equity and economic research. Merrill Lynch's Internet services (announced June 1, 1999 and anticipated to begin operations later this year) focuses on online trading and asset management for wealthy individuals. Wit Capital (WWW.WITCAPITAL.COM) is focused on underwriting securities offerings through the Internet. W.R. Hambrecht Inc. (WWW.WRHAMBRECHT.COM) is focused on underwriting securities offerings of emerging technology companies. E*Trade provides online trading to any investor, but does not provide research and other services to its customers


                                        8

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         The Company's strategy is to develop a Web portal site that will provide the institutional and high net worth customer with a diverse number of financial services and products in a unified site with the Internet as the primary communication and product distribution channel.

         Very few firms presently offer such a broad selection of products and services, as is envisioned for the Company's Web portal site, for a sophisticated customer.

         GOVERNMENT REGULATIONS

         Certain aspects of the Company's business, as that of its competitors and the financial services industry in general, are subject to stringent regulation by U.S. Federal and state regulatory agencies and securities exchanges, each of which have been charged with the protection of the financial markets and the interests of those participating in those markets. These regulatory agencies in the United States include, among others, the Securities and Exchange Commission ("SEC"), Municipal Securities Rulemaking Board ("MSRB"), the National Association of Securities Dealers, Inc. ("NASD") and the NASD Regulation, Inc. ("NASDR").

         Additional legislation and regulations and changes in rules promulgated by the SEC or other U.S. Federal and state governmental regulatory authorities and self-regulatory organizations and by non-U.S. governments and governmental regulatory agencies may directly affect the manner of operation and profitability of ALWC.

         ALWC is a registered as broker-dealer with the SEC and as such is subject to regulation by the SEC and by self-regulatory organizations, such as the NASD and any securities exchanges of which it may become a member.

         ALWC is subject to Rule 15c3-1 under the Securities Exchange Act of 1934 which is designed to measure the general financial condition and liquidity of a broker-dealer. Under this rule, they are required to maintain the minimum net capital deemed necessary to meet broker-dealers' continuing commitments to customers and others. Under certain circumstances, this rule limits the ability of the Company to withdraw capital from such broker-dealers.

         Broker-dealers are also subject to other regulations covering the operations of their business, including sales and trading practices, use of client funds and securities, and conduct of directors, officers, and employees. Broker-dealers are also subject to regulation by state securities administrators in those states where they do business. Violations of the stringent regulations governing the actions of a broker-dealer can result in the revocation of broker-dealer licenses, the imposition of censures or fines, the issuance of cease and desist orders and the suspension or expulsion from the securities business of a firm, its officers, or employees. The SEC and the national securities exchanges emphasize in particular the need for supervision and control by broker-dealers of their employees.

         TRADEMARKS


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         The Company is in the process of applying for a trademark for "TFCN."

         PATENTS

         The Company has no patents.

         EMPLOYEES

         The Company employs a full-time staff of approximately twenty-five, and has made arrangements with independent contractors for various purposes, including the development of the Web portal site discussed above. The Company considers its relations with its employees to be satisfactory.

ITEM 2:  FINANCIAL INFORMATION

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion covers only the operations of the operating subsidiary, Alexander, Wescott & Co., Inc. ("ALWC") for the six months ended June 30, 1998. The Financial Commerce Network, Inc. had no operations for this period.

RESULTS OF OPERATIONS

         Results of Operations for The Financial Commerce Network, Inc. prior to March 29, 1999 were not material. Accordingly, the results reported below pertain only to the Company's sole operating subsidiary ALWC prior to March 29, 1999. Both the Company's and ALWC's fiscal year ends on December 31st.

SIX MONTHS ENDED JUNE 30, 1999 AND 1998

NET LOSSES

         For the six-month periods ended June 30, 1999 and 1998, the Company incurred a net loss of $1,089,931 and a net profit of $411,998, respectively. Explanations of these results are set forth below.

REVENUE

         For the six-month period ended June 30, 1999, the Company recorded revenue of $1,163,133 as compared to $4,828,901 for the same period ended June 30, 1998.

         The decline in revenues in 1999 and resulting losses were anticipated when the decision was made to refocus the Company's business plan and to develop the Internet portal in late 1998.

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         During the latter half of 1998, ALWC decided to extricate itself from the retail brokerage business. It sold one of its branch offices to another registered broker dealer and closed two other offices. It ceased to do any retail business at December 31, 1998. This had the effect of reducing revenues approximately 20%.

         Early in 1999,it was decided that ALWC should no longer continue proprietary trading. This had been profitable in the past and accounted for nearly one third of total revenues but placed ALWC's capital at risk.

         Lastly, management recognized that the Company would have to devote a substantial amount of time to launch the new Internet portal and to build a new managerial team with the requisite technical expertise and experience to ensure a successful outcome. This had the effect of reducing revenues from private placement significantly. This has largely been completed and the Company has returned to rebuilding its business and client base. The Company will primarily concentrate on execution services for its clients, private placements and third market executions for other broker dealers.

EXPENSES

         On March 29, 1999, ALWC was acquired by the Company from Alexander, Wescott Holdings, Inc. This acquisition had a profound but temporary effect on the Company's operating results as explained above.

GENERAL AND ADMINISTRATIVE

         General and administrative costs consist primarily of employee compensation and benefits and occupancy costs. Significant costs are attributed to the Company becoming a reporting public company. This status will increase audit and legal costs significantly. In relation to the Company becoming a public company, the cost of corporate relations will also increase as quarterly reports and other investor information is required. The Company anticipates that its General and Administrative costs (as a percentage of costs) will decline as the Company's operations expand.

         General and administrative expenses decreased to $2,253,064 for the six-month period ended June 30, 1999 compared to $4,131,913 for the six-month period ended June 30, 1998, a decrease which was mostly attributable to a decline in employee compensation and benefits as a result of reduced revenues.

FISCAL YEARS ENDED DECEMBER 31, 1998 AND 1997

         The following discussion covers only the operations of ALWC for the years ended December 31, 1998 and 1997 as The Financial Commerce Network, Inc. had no operations during these periods.


                                       11

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NET LOSSES AND PROFITS

         For the year ended December 31, 1998, ALWC incurred a net loss of $85,331. For the 1997 fiscal period ALWC had a net profit of $443,493. Explanations of these results are set forth below.

REVENUE

         For fiscal 1998 and the 1997 fiscal period ALWC's revenue was $7,117,676 and $5,862,216, respectively. During fiscal 1998, ALWC's trading and commission revenue was $3,438,171 and revenue from investment banking was $3,502,903. During fiscal 1997, revenue from trading and commissions was $3,050,175 and revenue from investment banking was $2,784,727. The increase in revenues during 1998 over 1997 was primarily attributable to normal growth of ALWC and increased investment banking and trading commissions.

EXPENSES

GENERAL AND ADMINISTRATIVE

         General and administrative expenses increased to $7,260,007 for fiscal 1998 compared to $5,163,723 for fiscal 1997, an increase of $2,096,284. This increase was primarily attributable to increases in compensation and benefits and clearance and communication charges. These increases were partly the result of increased revenues as described above.

LIQUIDITY AND CAPITAL RESOURCES

SIX MONTHS ENDED JUNE 30, 1999 AND 1998

         During the six months ended June 30, 1999, the Company used cash for operating activities of approximately $494,000 compared to cash generated from operations for the six months ended June 30, 1998 of approximately $168,000. Cash used for operations for the six months ended June 30, 1999 resulted from the Company's net loss of approximately $1,090,000 partially offset by a decrease in investments owned. Cash provided by operations for the six months ended June 30, 1998 resulted from the Company's net income partially offset by an increase in investments owned.

         During the six months ended June 30, 1999 the Company generated cash from financing activities of approximately $517,000 compared to cash used in financing activities of approximately $167,000 for the six months ended June 30, 1998. The cash generated during the six months ended June 30, 1999 was attributable to sales of common stock reduced by advances to affiliates. The cash used during the six months ended June 30, 1998 was attributable to advances to affiliates reduced by capital contributions.

         ALWC has funded a portion of its activities through June 30, 1999 from the net proceeds of private placement of its securities and, to a lesser extent, from cash flow from operations.

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         At June 30, 1999, ALWC had current assets of $2,323,010 and current liabilities of $1,480,399.

         In addition, implementation of the Company's business plan requires capital resources substantially greater than those currently available to the Company. The Company may determine, depending on the opportunities available to it, to seek additional debt or equity financing to fund the cost of continuing expansion. There can be no assurance that additional equity financing will be available. If neither additional debt or equity financing is available, the Company might seek loans. In addition, the Company might seek some sort of strategic alliance with another company that would provide equity to the Company.

         To the extent that the Company finances expansion through the issuance of additional equity securities, any such issuance would result in dilution of the interests of the Company's stockholders. Additionally, to the extent that the Company incurs indebtedness or issues debt securities to finance expansion activities, it will be subject to all of the risks associated with incurring substantial indebtedness, including the risks that interest rates may fluctuate and cash flow may be insufficient to pay the principal of, and interest on, any such indebtedness.

         The Company has no current arrangements with respect to, or sources of, additional financing, and it is not contemplated that its existing stockholders will provide any portion of the Company's future financing requirements. There can be no assurance that any additional financing will be available to the Company on acceptable terms, or at all. The inability of the Company to obtain financing when needed will have a material adverse effect on the Company.

FISCAL YEARS ENDED DECEMBER 31, 1998 AND 1997

         During the year ended December 31, 1998 the Company used cash for operations of approximately $469,000 compared with cash used for operations of approximately $30,000 for the year ended December 31, 1997. Cash used for operations for the 1998 year resulted from the Company's net loss of approximately $85,000, increases in investments owned of approximately $139,000, unrealized appreciation on investments of approximately $141,000, decreases in securities sold, not yet purchased, of approximately $119,000 and commissions payable of $165,000 partially offset by increases in accounts payable and accrued expenses of $156,000 and amounts due to the clearing broker of $108,000. Cash used for operations for the 1997 year resulted from increases in investments owned of approximately $662,000 and other current assets of approximately $285,000 partially offset by the Company's net income of approximately $443,000 and increases in securities sold, not yet purchased, of approximately $148,000 and commissions payable of approximately $278,000.

         During the year ended December 31, 1998 cash used in investing activities amounted to approximately $204,000 compared to cash provided by investing activities of approximately $204,000 for the year ended December 31, 1997. In 1998 the cash used was attributable to advances to affiliates and in 1997 the cash provided was attributable to advances from affiliates.

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         During the year ended December 31, 1998 cash provided by financing activities of approximately $535,000 was attributable to capital contributions.

YEAR 2000 ISSUES

BACKGROUND. Some computers, software, and other equipment include programming code in which calendar year data is abbreviated to only two digits. As a result of this design decision, some of these systems could fail to operate or fail to produce correct results if "00" is interpreted to mean 1900, rather than 2000. These problems are widely expected to increase in frequency and severity as the year 2000 approaches, and are commonly referred to as the "Year 2000 Problem."

ASSESSMENT. The Year 2000 Problem could affect computers, software, and other equipment used, operated, or maintained by the Company. Accordingly, ALWC is reviewing its internal computer programs and systems to ensure that the programs and systems will be Year 2000 compliant. The Company presently believes that its computer systems will be Year 2000 compliant in a timely manner. However, while the estimated cost of these efforts are not expected to be material to the Company's financial position or any year's results of operations, there can be no assurance to this effect.

         ALWC has obtained certification of its processes to assess Year 2000 Problems from the National Association of Securities Dealers. The NASD has required all member firms to conduct extensive testing of their systems to ensure Y2K compliancy prior to December 31, 1999.

SUPPLIERS. The Company has initiated communications with third party suppliers of the major computers, software, and other equipment used, operated, or maintained by the Company to identify and, to the extent possible, to resolve issues involving the Year 2000 Problem. However, the Company has limited or no control over the actions of these third party suppliers. Thus, while the Company expects that it will be able to resolve any significant Year 2000 Problems with these systems, there can be no assurance that these suppliers will resolve any or all Year 2000 Problems with these systems before the occurrence of a material disruption to the business of the Company or any of its customers. Any failure of these third parties to resolve Year 2000 problems with their systems in a timely manner could have a material adverse effect on the Company's business, financial condition, and results of operation.

MOST LIKELY CONSEQUENCES OF YEAR 2000 PROBLEMS. The Company expects to identify and resolve all Year 2000 Problems that could materially adversely affect its business operations. However, management believes that it is not possible to determine with complete certainty that all Year 2000 Problems affecting the Company have been identified or corrected. The number of devices that could be affected and the interactions among these devices are simply too numerous. In addition, one cannot accurately predict how many Year 2000 Problem-related failures will occur or the severity, duration, or financial consequences of these perhaps inevitable failures. As a result, management expects that the Company could likely suffer the following consequences:

1. a significant number of operational inconveniences and inefficiencies for the Company and its clients that may divert management's time and attention and financial and human resources from its ordinary business activities; and

2. a lesser number of serious system failures that may require significant efforts by the Company or its clients to prevent or alleviate material business disruptions.

CONTINGENCY PLANS. ALWC is currently developing contingency plans to be implemented as part of its efforts to identify and correct Year 2000 Problems affecting its internal systems. ALWC completed its contingency plans by September 1999. Depending on the systems affected, these plans could include accelerated replacement of affected equipment or software, short to medium-term use of backup equipment and software, increased work hours for Company personnel or use of contract personnel to correct on an accelerated schedule any Year 2000 Problems that arise or to provide manual workarounds for information systems, and similar approaches. If ALWC is required to implement any of these contingency plans, it could have a material adverse effect on ALWC's financial condition and results of operations.

         Based on the activities described above, the Company does not believe that the Year 2000 Problem will have a material adverse effect on the Company's business or results of operations.

DISCLAIMER. The discussion of the Company's efforts, and management's expectations, relating to Year 2000 compliance are forward-looking statements. The Company's ability to achieve Year 2000 compliance and the level of incremental costs associated therewith, could be adversely impacted by, among other things, the availability and cost of programming and testing resources, vendors' ability to modify proprietary software, and unanticipated problems identified in the ongoing compliance review.

INFLATION

         The Company believes that the impact of inflation and changing prices on its operations since commencement of operations has been negligible.

SEASONALITY

         The Company does not deem its revenues to be seasonal and any effect would be immaterial.

ITEM 3:  PROPERTIES

         The Company leases office space on the 21st Floor at 63 Wall Street, New York, New York at a current monthly rental of $11,200. This lease expires January 31, 2003. The Company also leases space at 258 Genesee Street, Suite 307, Utica, New York 13502 at a monthly rental of $900 a month.

ITEM 4:  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth, as of the date of this filing, the number of shares of the Company's outstanding Common Stock, $.001 par value, beneficially owned (as such term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) by each director of the Company, by each named executive officer of the Company, by each beneficial owner of more than 5% of the Company's Common Stock and by all of the Company's officers and directors as a group.

  NAME AND ADDRESS                                        AMOUNT AND NATURE OF                    PERCENTAGE
  OF BENEFICIAL OWNER                                   BENEFICIAL OWNERSHIP (1)                 OF CLASS (2)
  -------------------                                   ------------------------                 ------------
  Alexander, Wescott Holdings, Inc.                                   2,372,720                      7%
  63 Wall Street
  New York, New York

  Richard Bach                                                        20,312,985                     60%
  1039 Robinson Road
  Mohawk, New York 13407

  Carl Walston                                                         2,372,399                      7%
  7 Oakwood Lane
  Greenwich, Connecticut 06830

  Laurence Lentchner                                                          0                       0%
  68 Mattison Road
  Branchville, New Jersey 07826

  Ara Proudian                                                        1,941,896                       6%
  c/o Alexander, Wescott & Co., Inc.
  63 Wall Street
  New York, New York 10005

  All officers and directors as a group

                                                                     25,626,780                      76%

-----------------------------

(1) Unless otherwise noted, all shares are beneficially owned and the sole voting and investment power is held by the person indicated.

(2) Based on 20,381,826 shares outstanding as of September 7, 1999 and 13,500,000 options to purchase shares. Each beneficial owner's percentage ownership is determined by assuming that options or warrants that are held by such person and which are convertible or exercisable within sixty (60) days of the date hereof (pursuant to Rule 13d-3 under the Securities Exchange Act of 1934) have been converted or exercised.

ITEM 5: DIRECTORS AND EXECUTIVE OFFICERS

         Set forth below are the names of all directors and executive officers of the Company along with certain information relating to the business experience of each of the listed officers.

              NAME                           AGE                          POSITION
  ---------------------------               -----        -------------------------
  RICHARD BACH                                47         CHIEF EXECUTIVE OFFICER AND CHAIRMAN

  CARL WALSTON                                67         PRESIDENT AND DIRECTOR

  JIM MULLEN                                  39         SECRETARY AND DIRECTOR

  LAURENCE LENTCHNER                          57         DIRECTOR

  ARA PROUDIAN                                29         DIRECTOR


         Directors are elected to serve until the next annual meeting of stockholders or until their successors are elected and qualified. Officers serve at the discretion of the Board of Directors subject to any contracts of employment.

         Richard Hans Bach: Mr. Bach is the Chairman of the Board of Directors and Chief Executive Officer of the Company. He was previously the Chairman of Alexander, Wescott Holdings, Inc., which was the parent of ALWC. Before he joined Alexander Wescott Holdings Co., Inc., Mr. Bach was President of Traubner, Bach & Co., a registered broker-dealer specializing in "third-market" and institutional executions. Mr. Bach also served as President of Investors Financial Services, which was a registered commodities dealer.

         Carl R. Walston: Mr. Walston is the President and a member of the Board of Directors. He is also President and Chief Executive Officer of ALWC. prior to joining alwc in 1996, mr. walston served as executive vice president of cadre consulting services, a firm that provided administrative and advisory services to liquid asset funds for public agencies. prior to joining alwc, mr. walston was a senior vice president with walston & co. inc. where he was also a member of the board of directors and the executive committee of the firm.

         Jim Mullen: Mr. Mullen is the Mr. Mullen is Secretary of the Company and a member of the Board of Directors. He is also Manager of the Investment Banking Division of ALWC. Prior to joining ALWC in 1996, Mr. Mullen was the Foreign Operations Supervisor for the Harvard Management Company, which is responsible for Harvard University's Endowment Fund.

         Laurence H. Lentchner: Dr. Lentchner Is a member of the Board of directors of the Company. He has been a practicing psychologist in northern New jersey for thirty years. He Often consults in the area of business psychology. He has a Doctor of Philosophy from New York University.

         Ara Proudian: Mr. Proudian is head of over-the-counter trading at ALWC. Prior to 1996, Mr. Proudian was a co-founder and owner of Investor's Depot, a registered broker-dealer specializing in fixed income securities. Prior to that Mr. Proudian was a proprietary trader with Alltech Securities, an New York Stock Exchange member firm.

ITEM 6:  EXECUTIVE COMPENSATION

         The following table sets forth all compensation awarded to, earned by, or paid for all services rendered to the Company by the Company's Chief Executive Officer. No other executive officer of the company received total compensation in excess of $100,000 during the last three years.

                            ANNUAL COMPENSATION                     LONG TERM COMPENSATION
                            -------------------                     ----------------------
                                        PAYOUTS                                     AWARDS
                                        -------                                     ------
    (a)                (b)              (c)           (d)         (e)          (f)        (g)       (h)       (i)
                                                                                                    LONG-
                                                                                                    TERM
                                                                  OTHER       RESTRICT-             INCEN-
  NAME                                                            ANNUAL      ED                    TIVE      ALL
  AND                                                             COMPEN-     STOCK      OPTIONS/   PLAN      OTHER
  PRINCIPAL                                                       SATION      AWARD(S)   SARS       PAYOUTS   COM-
  POSITION              YEAR           SALARY ($)    BONUS ($)    ($)         ($)        (#)        ($)       PENSATION(1)
  ---------             ----           ----------    ---------    -------     ---------  -----      ------------------------

Richard Bach,           1998           $ 250,000(2)  $  0           0            0          0          0          5,825
Chief Executive         1997           $0(3)         $  0           0       1,715,350(4)    0          0          5,825
Officer and             1996           $0(3)         $  0           0           0           0          0          5,825
Chairman of the
Board of Directors

Carl Walston,           1998           $175,000(2)   $  0           0           0          0           0          5,825
President and Director  1997           $175,000(2)   $  0           0           0230(4)    0           0          5,825
                        1996           $120,000(2)   $  0           0           0          0           0          5,825

Todd Nesbit             1999(5)        $150,000      $  0           0           0          0          0             0
Chief Operations
Officer

Brian Kelly             1999(5)        $140,000      $  0           0           0          0          0             0
Chief Information
Officer

--------------------------------

(1)      Constitutes payment of insurance benefits.

(2) Both Mr. Bach and Mr. Walston are paid by Alexander, Wescott & Co., Inc., the wholly owned subsidiary of the Company.

(3) Mr. Bach was paid no salary in 1997 and 1996 because he acted as a trader for Alexander, Wescott & Co., Inc. and was paid commissions from the customers of Alexander, Wescott & Co., Inc. on whose behalf he traded.

(4) Mr. Bach was given a bonus in 1997 of 343,070 shares of Alexander, Wescott Holdings, Inc, which had a value of $1,715,350. Mr. Walston was given a stock bonus in 1997 of 36,446 shares of Alexander, Wescott Holdings, Inc., which had a value of $182,230. All of these shares were exchanged for shares of the Company in connection with a self tender offer made by Alexander, Wescott Holdings, Inc. to its shareholders.

(5) Neither Mr. Nisbet nor Mr. Kelly were officers of the Company at the end of the last fiscal year.

COMPENSATION OF DIRECTORS

         No compensation is paid currently by the Company to any of its Directors, who are not employees of the Company. However, each Director is entitled to receive reimbursement for travel expenses for attendance at meetings of the Board.

ITEM 7:  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         The Company has no related party transactions.

ITEM 8: DESCRIPTION OF SECURITIES

         The Company is authorized to issue up to 50,000,000 shares of Common Stock, par value, $.001 per share and 10,000,000 shares of preferred stock.. As of September 7, 1999, 20,381,826 shares of Common Stock were issued and outstanding and 130,500 shares of preferred stock were issued and outstanding.

         Each share of Common Stock is entitled to one vote per outstanding share held on each matter submitted to a vote at a meeting of shareholders. Each shareholder may exercise such vote either in person or by proxy. Shareholders are not entitled to cumulate their votes for the election of Directors. There are no preemptive or other preferential rights to purchase additional shares of Common Stock. Upon liquidation, dissolution or winding-up of the Company, the holders of Common Stock are entitled to receive, pro rata, the assets of the Company which are legally available for distribution to shareholders subject to the prior rights on liquidation of creditors and the holders of shares of Preferred Stock, if any. All of the issued and outstanding shares of Common Stock are validly authorized, fully paid and non-assessable.

DIVIDENDS

         The Company has not paid any cash dividends on its Common Stock. The present policy of the Board of Directors is to retain earnings to finance the operations and development of the Company's business. Accordingly, it is anticipated that no cash dividends will be paid in the foreseeable future.

TRANSFER AGENT

         The transfer agent for the Common Stock is United Stock Transfer, Inc., 3615 South Huron Street, Suite 104, Engelwood, CO 80110.

REPORTS TO STOCKHOLDERS

         The Company, by filing this Registration Statement, is registering its Common Stock under the provisions of Section 12(g) of the Securities Exchange Act of 1934, as amended. Such registration requires the Company to comply with periodic reporting, proxy solicitation and certain other requirements of the Securities Exchange Act of 1934, as amended.

                                     PART II

ITEM 1: MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

         The Company's Common Stock is traded in the over-the-market and reported on the NASD electronic bulletin board, under the symbol "FCNI". The following table sets forth the high and low bid prices of the Company's Common Stock as reported on the over-the-counter market for the periods indicated. The prices represent inter-dealer quotations, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.

                                                 BID PRICES
PERIOD                          HIGH                       LOW
------                          ----                       ---
Calendar Year 1998             $1.39                       $0.44

First Quarter                  $2.50                       $0.75
(January 1, 1999 to
March 30, 1999)

Second Quarter
(March 30, 1999 to
June 30, 1999)                 $7.25                       $2.06

         As of September 7, 1999, there were approximately 493 record holders of the Company's Common Stock.

         The Company has never paid any cash dividends on its Common Stock and has no present intention to do so. The Company intends to retain all of its earnings for use in its business.

ITEM 2:  LEGAL PROCEEDINGS

         The Company is a party to only one legal proceeding. Dwarf Holding, Inc. commenced an arbitration proceeding against the Company alleging that the Company breached the terms of a contract between the parties under which, Dwarf Holdings, Inc. claims that the Company was obligated to issue it freely tradeable shares. No specific amount of damages are alleged.

         The subsidiary of the Company, Alexander, Wescott & Co., Inc. ("ALWC") is named as a defendant in three legal proceedings.

         Mellon Bank, F.S.B. v. Alexander, Wescott & Co., Inc., 98 Civ. 2650 (S.D.N.Y.) - This lawsuit alleges that ALWC was paid $326,000 more than it was owed in connection with acting as a placement agent in a private offering of securities. The plaintiff seeks damages of $326,000.

         Balmore Funds, S.A. v. NCT Audio, Inc., et al., 99 Civ. 281 (S.D.N.Y.)
- ALWC is a third party defendant in which the third party plaintiff alleges that ALWC committed fraud, made negligent misrepresentations, exercised deceptive trade practices, breached its fiduciary duty and breached its contractual obligations in connection with the private offering referred to above. Damages are not specified.

         Pedrazzi v. Bishop Rosen & Co., Inc., et al., Arb. No. 99-02175 (N.A.S.D.) - a customer of ALWC alleges churning, unauthorized trading and a failure to supervise by ALWC and its employees. The arbitration seeks $50,000 damages.

ITEM 3:  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         Rothstein, Kass & Company, P.C. was engaged as the Company's principal accountant to audit the Company's financial statements for the fiscal year ended December 31, 1998. The Company has had no disagreements with its accountants.

ITEM 4:  RECENT SALES OF UNREGISTERED SECURITIES.

         On February 16, 1999, Company's Board authorized the issuance of an option (the "Option") to purchase 15 million shares of Company common for a conversion price of $5,000. The Option is authorized to be issued to Randy McNeice, Phillip Carstens, William Ross, Gary Gottesman, Jerry Naccatato and Terrence Dunne (the "Old Investors"). The consideration for the issuance was the forgiving of certain loans made to Company by those individuals.

         On February 24, 1999, the Old Investors entered into an agreement to sell the option to David Weiss. On March 10th Mr. Weiss exercised the option and became owner of 15 million shares of Company common stock. On March 29, 1999, Mr. Weiss donated 13.5 million shares of common stock back to the Company in order to allow it to purchase Alexander, Wescott & Co., Inc.

         On February 26, 1999, the Company entered into a private placement agreement in which the Company issued 4,347,826 shares of common stock at a price of $.23 per share, pursuant to Rule 504.

         On March 18, 1999, the Company issued 211,498 shares of common stock in exchange for professional services rendered in connection with the provision of legal services by Neil Liebman, Esq.

         On June 30, 1999, the Company issued 200,000 shares of common stock to Dwarf Holdings, Inc. in connection with a consulting agreement.

ITEM 5:  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Company's By-laws provide for indemnification of officers and directors to the fullest extent permitted by Nevada law. In addition, under the Company's By-laws, no director shall be liable personally to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director; provided that the Certificate of Incorporation does not eliminate the liability of directors for (i) any breach of the director's duty of loyalty to the Company or its stockholders; (ii) acts of omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) acts or omissions in respect of certain unlawful dividend payments or stock redemptions or repurchases; or (iv) any transaction from which such director derives improper personal benefit.

                                    PART F/S

            INDEX TO FINANCIAL STATEMENTS AND EXHIBITS                                           PAGE
            ------------------------------------------                                           ----

  Independent Auditors' Report............................................................       F-1

  Consolidated Balance Sheets as of December 31, 1998.....................................       F-2

  Consolidated Statement of Operations for the years ended December 31,
       1997 and 1998......................................................................       F-3

  Consolidated Statement of Stockholders' Equity for the years ended
       December 31, 1997 and 1998.........................................................       F-4

  Consolidated Statement of Cash Flows for the years ended December 31, 1997
       and 1998...........................................................................       F-5-6

  Notes to the Financial Statements.......................................................       F-7-13

  EXHIBITS
  --------

       2.1 Articles of Incorporation of The Financial Commerce Network, Inc., f/k/a Intrex.com, Inc. and Amended Articles

       2.2     By-laws of The Financial Commerce Network, Inc., f/k/a
               Intrex.com, Inc.

       3 Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of The Financial Commerce Network, Inc., f/k/a Intrex.com, Inc.

       6       Material Contracts

               Team Systems, Inc.
                    Hardware Sale and Purchase Agreement
                    Maintenance Agreement
                    Consulting Services Agreement
                    Program Product License Agreement

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                               THE FINANCIAL COMMERCE NETWORK, INC.
                                  (Registrant)



  Date: September 10, 1999      By: /S/ CARL WALSTON
                                    -----------------------
                                    Carl Walston, President

               THE FINANCIAL COMMERCE NETWORK, INC. AND SUBSIDIARY

                        CONSOLIDATED FINANCIAL STATEMENTS
                                       AND
                          INDEPENDENT AUDITORS' REPORT

                                DECEMBER 31, 1998

THE FINANCIAL COMMERCE NETWORK, INC. AND SUBSIDIARY

CONTENTS








Independent Auditors' Report                                                        1

Consolidated Financial Statements
     Consolidated Balance Sheets                                                    2
     Consolidated Statements of Operations                                          3
     Consolidated Statements of Stockholders' Equity                                4
     Consolidated Statements of Cash Flows                                        5-6
     Notes to Consolidated Financial Statements                                  7-13


INDEPENDENT AUDITORS' REPORT



Board of Directors
The Financial Commerce Network, Inc. and Subsidiary


We have audited the accompanying consolidated balance sheet of The Financial Commerce Network, Inc. and Subsidiary as of December 31, 1998, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years ended December 31, 1998 and 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Financial Commerce Network, Inc. and Subsidiary as of December 31, 1998, and the results of their operations and their cash flows for the years ended December 31, 1998 and 1997, in conformity with generally accepted accounting principles.


                                        /s/ Rothstein Kass & Company




Roseland, New Jersey
March 29, 1999

THE FINANCIAL COMMERCE NETWORK, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

                                                                          December 31,      June 30,
                                                                              1998           1999
-----------------------------------------------------------------------------------------------------
                                                                                          (Unaudited)

ASSETS

Current assets
Cash and cash equivalents                                                 $    90,959   $    93,381
Investments owned, at market                                                  730,138        97,359
Investments owned, at fair value                                              289,880       366,592
Due from affiliate                                                                          482,307
Deferred income taxes                                                          57,000        57,000
Other current assets                                                          428,866     1,226,371
                                                                            ----------    ----------

Total current assets                                                        1,596,843     2,323,010

Office equipment, net of accumulated depreciation of $2,678                    13,389        17,031
  at December 31, 1998 and $4,076 at June 30, 1999 (unaudited)

Deferred registration costs                                                                  78,000

Other assets                                                                   25,100        29,216
                                                                            ----------    ----------

                                                                          $ 1,635,332   $ 2,447,257
                                                                            ----------    ----------
                                                                            ----------    ----------

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Equity securities sold, not yet purchased                                 $    32,425   $      --
Accounts payable and accrued expenses                                         248,889     1,277,800
Commissions payable                                                           140,075       125,359
Bank loan payable                                                                            77,240
Due to affiliate                                                               15,880
Due to clearing broker                                                        108,419          --
                                                                            ----------    ----------

Total current liabilities                                                     545,688     1,480,399
                                                                            ----------    ----------

Commitments and contingencies

Stockholders' equity
Common stock, $.001 par value, authorized 50,000,000 shares, issued and outstanding 622,502 shares at December 31, 1998
  and 20,381,826 shares at June 30, 1999 (unaudited)                              623        20,382
Preferred stock, $.001 par value, authorized 10,000,000 shares, none issued
Additional paid-in capital                                                    897,270     1,844,656
Retained earnings (accumulated deficit)                                       191,751      (898,180)
                                                                            ----------    ----------

                                                                            1,089,644       966,858
                                                                            ----------    ----------

                                                                          $ 1,635,332   $ 2,447,257
                                                                            ----------    ----------
                                                                            ----------    ----------


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.                   2

THE FINANCIAL COMMERCE NETWORK, INC. AND SUBSIDIARY

                                             Years Ended                  Six Months Ended
                                             December 31,                     June 30,
                                        1997             1998            1998           1999
--------------------------------------------------------------------------------------------
                                                                              (Unaudited)

Revenues
 Trading and commissions            $  3,050,175    $  3,438,171    $  2,234,031   $    804,343
 Investment banking                    2,784,727       3,502,903       2,386,820        355,951
 Interest                                  4,632          10,912           6,503         18,481
 Unrealized appreciation
  (depreciation) on investments          (37,318)        140,690         176,690        (45,412)
 Other                                                    25,000          24,857          29,770
                                      -----------      ----------      ----------    -----------

                                       5,802,216       7,117,676       4,828,901      1,163,133
                                      -----------      ----------      ----------    -----------

Expenses
 Employee compensation
  and benefits                         3,221,878       4,716,421       3,035,693      1,082,266
 Clearance                               897,931         971,524         465,133        430,628
 Occupancy                               183,208         280,277         129,740         71,791
 Communications                          157,827         263,628         240,250        115,036
 Insurance                                49,634         131,160          15,330          7,100
 Other                                   653,245         896,997         245,767        546,243
                                      -----------      ----------      ----------    -----------
                                       5,163,723       7,260,007       4,131,913      2,253,064
                                      -----------      ----------      ----------    -----------

Income (loss) before income taxes        638,493        (142,331)        696,988     (1,089,931)

Income taxes                             195,000         (57,000)        285,000
                                      -----------      ----------      ----------    -----------

Net income (loss)                   $    443,493    $    (85,331)   $    411,988   $ (1,089,931)
                                      -----------      ----------      ----------    -----------
                                      -----------      ----------      ----------    -----------
Basic and diluted income (loss)
  per common share                  $       0.71    $      (0.14)   $       0.66   $      (0.09)
                                      -----------      ----------      ----------    -----------
                                      -----------      ----------      ----------    -----------
Weighted average number of
  common shares used in
  computing basic and diluted
  income (loss) per common share         622,502         622,502         622,502     12,280,287
                                      -----------      ----------      ----------    -----------
                                      -----------      ----------      ----------    -----------



SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.                   3

THE FINANCIAL COMMERCE NETWORK, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended December 31, 1997 and 1998 and the Six Months Ended June 30, 1999 (Unaudited)


                                                                                    Retained
                                                                     Additional     Earnings
                                                 Common stock          Paid-in   (Accumulated        Treasury
                                           Shares          Amount      Capital      Deficit)           Stock
Balances, January 1, 1997                622,502    $       623    $   362,270    $  (166,411)     $       --

Net income                                                                            443,493
                                      ----------    -----------    -----------    -----------      ----------


Balances, December 31, 1997              622,502            623        362,270        277,082

Capital contributions                                                  535,000

Net loss                                                                              (85,331)
                                      ----------    -----------    -----------    -----------      ----------
Balances, December 31, 1998              622,502            623        897,270        191,751

Issuance of common stock for
 for private placement (unaudited)     4,559,324          4,559        995,441

Issuance of common stock
 (unaudited)                          15,000,000         15,000        (10,000)

Purchase of treasury stock,
 (13,500,000 shares) (unaudited)                                                                       90,000

Assumption of liabilities related
 to acquisition (unaudited)                                           (572,230)

Issuance of common stock
 from treasury (unaudited)                                             (90,000)                       (90,000)

Issuance of common stock
 for services (unaudited)                200,000            200        624,175

Net loss (unaudited)                                                               (1,089,931)
                                      ----------    -----------    -----------    -----------      ----------

Balances, June 30, 1999
 (unaudited)                          20,381,826    $    20,382    $ 1,844,656    $  (898,180)     $       --
                                      ----------    -----------    -----------    -----------      ----------
                                      ----------    -----------    -----------    -----------      ----------


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.                   4

THE FINANCIAL COMMERCE NETWORK, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                              Years Ended                Six Months Ended
                                                              December 31,                    June 30,
                                                         1997             1998           1998         1999
--------------------------------------------------------------------------------------------------------------
                                                                                           (Unaudited)
Cash flows from operating activities
Net income (loss)                                    $   443,493    $   (85,331)   $   411,988    $(1,089,931)
Adjustments to reconcile net income (loss) to net
  cash provided by (used in) operating activities:
Deferred income taxes                                                   (57,000)       110,000
Common stock issued for professional services                                                          78,750
Depreciation                                                              2,678          2,678          1,398
Unrealized depreciation (appreciation)
  on investments                                          37,318       (140,690)      (176,690)        45,412
Changes in operating assets and liabilities:
Investments owned, at cost                              (279,739)      (138,556)      (276,337)       510,655
Investments owned, at cost                              (382,170)        38,635        (91,721)
Other current assets                                    (285,237)       (62,883)        90,248       (251,880)
Other assets                                              10,668         (6,100)        (6,000)        (4,116)
Equity securities sold, not yet purchased                147,675       (119,034)       (70,782)       (32,425)
Accounts payable and accrued expenses                     31,510        156,100        158,905        371,681
Commissions payable                                      278,017       (164,937)        16,069        (14,716)
Due to clearing broker                                   (31,448)       108,419                      (108,419)
                                                     -----------    -----------    -----------    -----------

Net cash provided by (used in) operating
  activities                                             (29,913)      (468,699)       168,358       (493,591)
                                                     -----------    -----------    -----------    -----------

Cash flows from investing activities
Advances from (repayments to) affiliate                  220,249       (204,369)       (15,880)       (15,880)
Purchases of office equipment                            (16,067)                                      (5,040)
                                                     -----------    -----------    -----------    -----------

Net cash provided by (used in)
  investing activities                                   204,182       (204,369)       (15,880)       (20,920)
                                                     -----------    -----------    -----------    -----------

Cash flows from financing activities
Sales of common stock                                                                               1,000,000
Advances from (repayments to) affiliate                                               (386,511)      (482,307)
Proceeds from bank loan                                                                                82,022
Payments on bank loan                                                                                  (4,782)
Capital contributions                                                   535,000        220,000
Payment for deferred registration costs                                                               (78,000)
                                                     -----------    -----------    -----------    -----------

Net cash provided by financing activities                               535,000       (166,511)       516,933
                                                     -----------    -----------    -----------    -----------

Net increase (decrease) in cash and
  cash equivalents                                       174,269       (138,068)       (14,033)         2,422

Cash and cash equivalents, beginning of period            54,758        229,027        229,027         90,959
                                                     -----------    -----------    -----------    -----------

Cash and cash equivalents, end of period             $   229,027    $    90,959    $   214,994    $    93,381
                                                     -----------    -----------    -----------    -----------
                                                     -----------    -----------    -----------    -----------


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.                   5

THE FINANCIAL COMMERCE NETWORK, INC. AND SUBSIDIARY


                                                                    Years Ended             Six Months Ended
                                                                    December 31,                June 30,
                                                               1997             1998     1998               1999
-----------------------------------------------------------------------------------------------------------------------
                                                                                               (Unaudited)
Supplemental schedule of non-cash investing
  and financing activities
Common stock issued for professional
services (411,498 shares)(unaudited)                       $      -       $      -      $        -      $     673,022
                                                           --------       --------      ----------      --------------


During the six months ended June 30,
 1999, the Company assumed liabilities of $662,230 as part of the acquisition of
Alexander Wescott & Co., Inc. (unaudited)


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.                   6

THE FINANCIAL COMMERCE NETWORK, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF BUSINESS            The Financial Commerce Network, Inc. ( "TFCN")
                                 was incorporated in the State of Washington in July 1969 for the purpose of acquiring other corporations. Alexander, Wescott & Co., Inc.
                                 ("ALWC"), the sole subsidiary of TFCN, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and an introducing broker registered with the
                                 Commodity Futures Trading Commission (CFTC).
                                 ALWC is also a member of the National
                                 Association of Securities Dealers, Inc. (NASD) and the National Futures Association (NFA).
                                 ALWC's operations consist primarily of engaging in principal transactions and providing investment banking services.


2. SUMMARY OF SIGNIFICANT
    ACCOUNTING POLICIES          PRINCIPLES OF CONSOLIDATION

                                 The consolidated financial statements include the accounts of TFCN and its wholly-owned subsidiary, ALWC (collectively the Company). All significant intercompany transactions and balances have been eliminated in consolidation.

                                 ACQUISITION

                                 Effective March 29, 1999, Alexander, Wescott
                                 Holdings, Inc. (Holdings), the parent company of ALWC entered into an agreement with TFCN. The agreement provided for TFCN to issue 13,500,000 shares of its common stock and assume liabilities of approximately $572,000, in exchange for all of Holdings' outstanding shares of ALWC in a transaction accounted for as a reverse acquisition. As a result, ALWC is considered to be the acquiring company since the stockholders of ALWC acquired more than 50% of the issued and outstanding stock of TFCN. For the years ended December 31, 1998 and 1997 TFCN had no revenues, costs and expenses were approximately $2,000, and other income was approximately $4,000 in 1998. At December 31, 1998, assets consisted of cash of $802. The accompanying financial statements give effect to this acquisition.

                                 CASH AND CASH EQUIVALENTS

                                 The Company considers money market accounts to be cash equivalents.

                                 OFFICE EQUIPMENT

                                 Office equipment is stated at cost less
                                 accumulated depreciation. The Company provides for depreciation using the straight-line method over an estimated useful life of 6 years.

THE FINANCIAL COMMERCE NETWORK, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT
    ACCOUNTING POLICIES
    (CONTINUED)                  SECURITIES TRANSACTIONS

                                 Securities transactions and the related
                                 revenues and expenses are recorded on the trade date.

                                 INVESTMENT BANKING REVENUES

                                 Investment banking revenues are recorded in accordance with the terms of the investment banking agreements.

                                 INVESTMENTS OWNED AND EQUITY SECURITIES SOLD, NOT YET PURCHASED

                                 All investments owned and equity securities sold, not yet purchased are valued at market and unrealized gains and losses are reflected in revenues.

                                 INVESTMENTS OWNED, AT FAIR VALUE

                                 Investments owned, at fair value include restricted equity securities which are valued using appropriate reductions from market to provide for restrictions on marketability and warrants received in connection with investment banking services, which are priced using the Black-Scholes Options pricing model.

                                 INCOME (LOSS) PER COMMON SHARE

                                 The Company complies with Statement of
                                 Financial Accounting Standards No. 128,
                                 "Earnings Per Share" (SFAS 128). SFAS No. 128 requires dual presentation of basic and diluted earnings per share for all periods presented. Basic earnings per share excludes dilution and is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Basic and diluted income (loss) per common share were the same for all periods presented since there were no dilutive securities outstanding.

                                 INCOME TAXES

                                 ALWC filed its 1997 and will file its 1998 federal income tax return on a consolidated basis with Holdings. Income tax expense is allocated pursuant to the separate tax attributes of each company. There were no significant income taxes for TFCN for any of the periods presented.

THE FINANCIAL COMMERCE NETWORK, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT
    ACCOUNTING POLICIES
    (CONTINUED)                  The Company  complies with Statement of
                                 Financial Accounting Standards No. 109 (SFAS
                                 109), "Accounting for Income Taxes". SFAS 109 requires the recognition of deferred tax assets and liabilities for both the expected future tax impact of differences between the financial statement and tax bases of assets and liabilities, and for the expected future tax benefit to be derived from tax loss carryforwards. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

                                 DEFERRED REGISTRATION COSTS

                                 The Company has deferred professional and other fees incurred in connection with a proposed public offering. If the offering is sucessful, these costs will be charged to additional paid-in capital; otherwise the costs will be charged to operations.

                                 UNAUDITED FINANCIAL STATEMENTS

                                 The financial statements as of June 30, 1999 and for the six months ended June 30, 1999 and 1998 are unaudited. These financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods. All such adjustments, if any, are of a normal and recurring nature.

                                 USE OF ESTIMATES

                                 The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

THE FINANCIAL COMMERCE NETWORK, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. NET CAPITAL REQUIREMENT       ALWC,  as a member of the NASD,  is subject to
                                 the SEC Uniform Net Capital Rule 15c3-1. This
                                 Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. ALWC is also subject to the CFTC's minimum financial requirements which require that ALWC maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or Rule 15c3-1. At
                                 December 31, 1998, ALWC's net capital was approximately $216,000, which was approximately
                                 $116,000 in excess of its minimum requirement of $100,000. At June 30, 1999 (UNAUDITED), ALWC was in violation of its minimum net capital requirement. This violation was caused by an error in the computation and was cured in early
                                 July as soon as ALWC became aware of the error.


4. OTHER CURRENT ASSETS          Other current assets consist of the following
                                 at December 31, 1998 and June 30, 1999
                                 (unaudited)


                                                              1998         1999
                      Prepaid expenses                  $   31,502   $  574,019
                      Receivable from clearing broker      127,262      287,057
                      Advances against commissions         145,339      250,214
                      Other receivables                     72,405       62,723
                      Promissory note                       52,358       52,358
                                                        ----------   ----------
                                                        $  428,866   $1,226,371
                                                        ----------   ----------
                                                        ----------   ----------


                                 The promissory note from a former employee of approximately $52,000, plus interest at 9% per annum, is due on or before December 31, 1999.


5. BANK LOAN PAYABLE             The bank loan, assumed in connection with the
    (UNAUDITED)                  acquisition of ALWC, is a variable rate
                                 Commercial Promissory Note, with an interest rate of 2% over the Wall Street Journal Prime
                                 Rate. The loan is repayable in 60 monthly payments of principal and interest through October 2002.

THE FINANCIAL COMMERCE NETWORK, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


6. INCOME TAXES                  The provision for income taxes consists of the
                                 following:


                                    DECEMBER 31,                   JUNE 30,
                                1997         1998             1998      1999
                                                               (UNAUDITED)
CURRENT
Federal                         $ 145,000   $     --       $ 56,000   $     --
State                              50,000                   229,000
                                ---------   --------       ---------  ---------
                                  195,000                   285,000
                                ---------   --------       ---------  ---------
DEFERRED
Federal                                      (44,000)                 (349,000)
State                                        (13,000)                  (87,000)
                                ---------   --------       ---------  ---------
                                             (57,000)                 (436,000)
LESS VALUATION
 ALLOWANCE                                                              436,000
                                ---------   --------       ---------  ---------
                                             (57,000)
                                ---------   --------       ---------  ---------
                                $ 195,000   $(57,000)      $ 285,000  $     --
                                ---------   --------       ---------  ---------
                                ---------   --------       ---------  ---------


                                 The deferred income tax benefit of
                                 approximately $57,000 for the year ended
                                 December 31, 1998 results from the 1998
                                 operating loss. The deferred income tax asset of $436,000 resulting from the loss sustained in the six months ended June 30, 1999, has been fully reserved as management has no assurance that the benefits will be realized. The deferred tax asset balance consists of a deferred federal tax asset of approximately $44,000 and a state deferred tax asset of approximately $13,000 at December 31, 1998. In 1997, income tax expense does not bear a normal relationship to income before income taxes due to the utilization of previously reserved deferred tax assets relating to net operating loss carryforwards of approximately $166,000.


7. RELATED PARTY
    TRANSACTIONS                 On March 11, 1999, an officer of TFCN exercised
                                 an option to purchase 15,000,000 shares of the Company's common stock for $5,000.


8. TREASURY STOCK                On March 29, 1999, the Company paid $90,000 to
                                 certain creditors of an officer of the Company in exchange for the creditors releasing their security interest in 13,500,000 shares of the Company's common stock. Simultaneous with the release of the security interest, the officer contributed to the Company's treasury the 13,500,000 shares of common stock which were then issued to acquire all of the outstanding shares of ALWC.

THE FINANCIAL COMMERCE NETWORK, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. OFF-BALANCE SHEET RISK        Pursuant to clearance agreements, ALWC
                                 introduces all of its securities transactions to clearing brokers on a fully-disclosed basis.
                                 All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, ALWC has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by ALWC. In accordance with industry practice and regulatory requirements, ALWC and the clearing brokers monitor collateral on the customers' accounts. In addition, the receivables from the clearing brokers are pursuant to these clearance agreements.


10. EXEMPTION FROM
    RULE 15c3-3                  At December 31, 1998 and 1997 and June 30,
                                 1999 (UNAUDITED), ALWC was exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive
                                 Benefit of Customers".


11. RETIREMENT PLAN              ALWC has a 401(k) plan (the Plan), which was
                                 implemented during 1998, covering all employees who meet certain eligibility requirements. ALWC makes a matching contribution to the Plan, which is at the discretion of ALWC and is determined annually. There were no matching contributions for the years ended December 31, 1998 and 1997 or for the six months ended June
                                 30, 1999 and 1998 (UNAUDITED).


12. COMMITMENTS (UNAUDITED)      The Company is obligated under various
                                 operating leases for office space which
                                 expire through January 2003.


13. CONTINGENCIES                In the normal course of business, ALWC has been
                                 named as a defendant in various matters.
                                 Management of ALWC, after consultation with legal counsel, believes that the resolution of these matters will not have a material adverse effect on the financial condition, results of operations or cash flows of ALWC.


14. SALE OF BUSINESS             On December 31, 1998 ALWC sold its Mineola, New
                                 York retail business for $25,000. At December
                                 31, 1998 and June 30, 1999 (UNAUDITED), $25,000
                                 is included in other assets as a receivable from the buyer.

THE FINANCIAL COMMERCE NETWORK, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. SUBSEQUENT EVENTS            Effective February 16, 1999, TFCN entered into
                                 a 1 for 25 reverse stock split, thereby
                                 reducing the number of outstanding shares of the Company's common stock to 622,502. The financial statements give retroactive effect to the reverse stock split.

                                 On February 26, 1999, the Company entered into a private placement agreement in which the Company issued 4,347,826 shares at a price of $.23 per share and realized proceeds of $1,000,000. Additionally, the Company issued 211,498 shares of common stock in exchange for professional services rendered in connection with this transaction.


16. SUBSEQUENT EVENTS
     (UNAUDITED)                 In May 1999 the Company entered into agreements
                                 with various internet consulting firms to begin the development of its internet portal website.

                                 On May 13, 1999 the Company reincorporated in the State of Nevada and is now authorized to issue a total of 60,000,000 shares consisting of 10,000,000 shares of preferred stock with a par value of $.001 and 50,000,000 shares of common stock with a par value of $.001. In addition to the reincorporation, the Company changed its name to Intrex.com, Inc.

                                 The Company is currently negotiating employment contracts which will provide, in addition to base salaries, options to purchase shares of the Company's common stock.

                                 In June 1999 the Company issued 200,000
                                 restricted shares of common stock to a vendor for services rendered and to be rendered to the Company. These shares were valued using the closing market price of the Company's stock on the dates that the services were rendered, and for the services to be rendered, the valuation was based on the closing market price on the date of issuance, less a 10% discount due to lack of marketability. At June 30, 1999, other current assets include approximately $546,000 of prepaid services under this vendor arrangement.

                                 During the third quarter of 1999 the Company issued 130,500 shares of its $10, 6% convertible preferred stock and received proceeds of $1,174,500, net of expenses of $130,500. In accordance with this private placement agreement, the preferred stock is convertible into common shares of TFCN as prescribed in the agreement.

                                 On August 17, 1999 the Company granted options to purchase 13,500,000 shares of common stock with an exercise price of $.875 to certain officers and a director of the Company. The options vest immediately and expire in five years. Based on the underlying price of the securities on the date of grant, approximately $24,000,000 will be charged to operations during the third quarter of 1999.

                                 On September 8, 1999 the Company changed its name to The Financial Commerce Network, Inc.